UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-29608
CUSIP NUMBER: 88874S106

(Check One): Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X] Form N-SAR [ ]
For Period Ended: June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TMSF Holdings, Inc.
___________________________________
Full Name of Registrant

N/A
___________________________________
Former Name if Applicable:

707 Wilshire Blvd., Suite 2600
___________________________________
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90017
___________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (X) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

          The Registrant could not review and complete its quarterly report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant is currently finalizing its review of its current quarterly report, and the Registrant will file its quarterly report on Form 10-Q as soon as possible, management is still in the process of assessing the effectiveness of the Registrant’s internal control over financial reporting as of June 30, 2006 as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.

As previously disclosed in the Registrant’s 2005 Annual Report on Form 10-K, management concluded that due to the existence of material weaknesses, the Registrant’s internal control over financial reporting was not effective as of December 31, 2005. While management has not yet completed its assessment of internal control over financial reporting as of June 30, 2006, management may determine that due to the continued existence of certain of the previously identified material weaknesses, management will conclude in its “Management Report on Internal Control Over Financial Reporting” to be included in the Form 10-Q, that the Registrant’s internal control over financial reporting was not effective as of June 30, 2006. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected.

In light of the foregoing, the Registrant is not able to file the Form 10-Q by August 14, 2006. The Registrant will file its quarterly report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

The information provided herein may contain forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about the Registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “anticipate,” “estimate,” “plans,” “expects,” “projects,” “should,” “will,” “believes” or “intends” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond the Registrant’s ability to control or predict. Such factors include, but are not limited to the timely resolution of the accounting issues discussed above or any changes in the Registrant’s results of operations or cash flows discussed below. The risk factors discussed in the Registrant’s Form 10-K/A for the year ended December 31, 2005 under the heading “Risk Factors” are specifically incorporated by reference herein.

The Registrant believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and the Registrant undertakes no obligation to update publicly any of them in light of new information or future events.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vahe Avanessian
(Name)

213
(Area Code)

234 2400
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that net earning for this period compared to the same period last year will be materially and adversely affected and substantially reduced due to the rising interest rates and competitive market conditions.

A reasonable estimate of the net income, if any, for the reasons mentioned above can not be made at this time.

TMSF Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Daniel M. Rood
Name: Daniel M. Rood
Title: Chief Financial Officer
Date: August 14, 2006